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Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203-4518

April 27, 2005

VIA EDGAR AND FACSIMILE (202) 942-9528

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405
Attn. Ms. Melinda Kramer

  Re:
  Cimarex Energy Co.
  Registration Statement on Form S-4
  File No. 333-123019

Ladies and Gentlemen:

        Pursuant to Rule 461 under the Securities Act of 1933, as amended (the "Securities Act"), Cimarex Energy Co. (the "Company") respectfully requests that the effective date of the Company's Registration Statement on Form S-4 (File No. 333-123019), which relates to the registration under the Securities Act of shares of common stock, par value $0.01 per share, of the Company, be accelerated so that it will become effective on Thursday, April 28, 2005, at 5:00 p.m., Eastern Daylight Time, or as soon thereafter as possible.

        In connection with its request for acceleration of effectiveness of the Registration Statement, the Company hereby acknowledges that:

  •
  should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

  •
  the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

  •
  the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
Cimarex Energy Co.
By:	/s/ JAMES H. SHONSEY James H. Shonsey Chief Accounting Officer and Controller
cc:
H. Roger Schwall
Timothy Levenberg
Morgan F. Johnston
Joe Dannenmaier
J. Gregory Holloway

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Cimarex Energy Co. 1700 Lincoln Street, Suite 1800 Denver, Colorado 80203-4518
April 27, 2005